Mail Stop 4561

August 30, 2006

By U.S. Mail and facsimile to (604) 278-3409.

John G. Robertson
President and Director
Reg Technologies, Inc.
1103-11871 Horseshoe Way
Richmond, British Columbia V7A 5H5, Canada

      Re: Reg Technologies Inc.
             Form 20-F
             Filed November 1, 2005
             File No. 000-24342

Dear Mr. Robertson:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Paul Cline
                Senior Accountant